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SE 19010526

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SEC FILE NUMBER
8-69765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Market Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean C. Demay (917) 924-9812
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

SEC Mail Processing

488 Madison Avenue, 3rd Floor (Address) New York (City) NY (State) 10022 (Zip Code)

MAY 3 1 2019

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

RMS

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Graham Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Market Securities, LLC for the year ended March 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President Graham Gordon
Title

Subscribed and sworn
to before me May 30th, 2019

LATOYA JOANNA MULHOLLAND
Notary Public - State of New York
NO. 01MU6330505
Qualified in Kings County
My Commission Expires Sep 14 2019

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of Market Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Market Securities, LLC (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Market Securities, LLC's auditor since 2019.

New York, New York
May 30, 2019

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2019

Assets	
Cash	$ 725,312
Due from clearing broker	315,744
Commissions receivable	878,062
Fees receivable	235,750
Property and equipment, net of accumulated depreciation of $44,320)	69,893
Due from affiliate	42,155
Other assets	97,849
Total assets	$ 2,364,765
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 135,865
Accrued compensation	1,008,426
Accrued professional fees	60,000
Liabilities subordinated to claims of general creditors	400,000
Total liabilities	1,604,291
Commitments and Contingencies	
Member's equity	760,474
Total liabilities and member's equity	$ 2,364,765

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Market Securities, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on March 8, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Market Securities Holdings, Inc. (the "Parent").

The Company acts as a broker for U.S. institutional customers in the purchase and sale of U.S. equity securities. All transactions are cleared through a clearing broker on a fully disclosed basis. The Company is also permitted to act as an intermediary pursuant to SEA Rule 15a-6 in foreign equity, debt and options transactions; and the distribution of research.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Effective April 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of April 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

2. Summary of Significant Accounting Policies (continued)

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $610,940 and $878,062 at April 1, 2018 and March 31, 2019, respectively. Additionally, the Company has fees receivable for market commentary of $-0- and $235,750 at April 1, 2018 and March 31, 2019, respectively.

Substantially all balances at April 1, 2018 have been collected during the period.

The Company had no contract liabilities at April 1, 2018 or March 31, 2019.

Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Commissions and fees receivable
Commissions receivable are comprised of amounts due for processed trades and fees receivable related to amount owed for market commentary. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and writes off amounts which collection is considered to be doubtful. At March 31, 2019, management believed no valuation allowance was warranted.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is recognized based on a straight-line depreciation method over the estimated useful life of the assets.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At March 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for all years.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

3. Property and Equipment

Property and equipment at March 31, 2019 consists of:

Computer equipment	$	84,888
Furniture and fixtures		7,193
Leasehold improvements		22,132
		114,213
Less: Accumulated depreciation and amortization		(44,320)
	$	69,893

4. Customer Transactions

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

5. Transactions with Related Parties

The Company maintains a Service Level and Expense Sharing Agreement (the "Agreement") with an Affiliate (the "Affiliate") whereby the affiliate provides connectivity and technology support, operations, accounting and legal support, compliance services, human resources and risk management services. Additionally, the Affiliate will bear all initial IT infrastructure costs, FINRA application costs, and the costs of certain registered persons. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliate for any or all costs that the Affiliate has paid on behalf of the Company through March 31, 2019.

The amount due from affiliate has been netted off against amount owed to affiliate as of March 31, 2019 and the remaining net balance is included in due from affiliates in the accompanying statement of financial condition. This balance contains direct cost recharges along with service charges as per the expense sharing agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. Subordinated Borrowings

The Company borrowed $200,000 pursuant to a Subordinated Loan Agreement, from an affiliate, that matures on August 11, 2020 and carries and interest rate of 2% per annum. The Company borrowed an additional $200,000 from the same affiliate maturing in September 2020 and also carries a 2% annual interest rate.

The Subordinated Loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

7. Due from clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. Due from clearing broker includes all cash balances and net commissions held at this broker.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

8. Commitments

The Company occupies office space pursuant to a non-cancellable membership agreement which expires August 31, 2019. The future minimum annual payments from April 1, 2019 through August 31, 2019, under this agreement, are approximately $131,000.

The Company also has a security deposit of $40,350 relating to the membership.

9. Concentration

Substantially all cash assets of the Company are held primarily by two banks and a single clearing broker dealer.

10. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company had net capital of $744,096 which exceeded the required net capital of $250,000 by $494,096.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At March 31, 2019, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $45,000 by $699,096.

11. Recent Accounting Pronouncements

In May 2016, FASB issued ASU 2016-02 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on April 1, 2019. The effect of grossing up the assets and liabilities as of April 1, 2019 will be approximately $104,000.

12. Significant Risk Factors

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as a principal or agent. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

13. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since March 31, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Market Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Market Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Market Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Market Securities, LLC stated that Market Securities, LLC met the identified exemption provisions throughout the year ended March 31, 2019 without exception. Market Securities, LLC's management is responsible for compliance with the exemption provisions and their statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Market Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
May 30, 2019

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Managing Member of Market Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2019, which were agreed to by Market Securities, LLC (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended March 31, 2019 noting that total revenue reported in the audited financial statements is $9,339,177 and total revenue reported in Form SIPC-7 is $9,338,875, which is a difference of $302;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
May 30, 2019